

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Mr. Li Xiaofeng
T-Bay Holdings, Inc.
Room 917, YongSheng Building
ZhongShan Xi Road
Xuhui District, Shanghai, China

> **Re:** **T-Bay Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 033-377099-S**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 18

1. We note on page F-11 that the "accounts receivable have been discounted based on future contractual cash flows at the current market interest rate." Since it appears that the collection terms of these receivables are not defined, tell us how you determined the collection terms for the discount amounts.

2. We note on pages 19 and 23 that you do not expect settlement from customers within twelve months from the date of sale of goods or services and the accounts receivable relating to revenue for the year ended March 31, 2010 have been discounted. It appears to us that the collectability of the accounts receivable is not reasonably assured since the twelve months expected collection period does not appear to be a reasonable collection period, the collection period is not defined, and the twelve months expected collection period appears to exceed your normal business cycle. Please tell us in detail why your

revenue recognition policy is appropriate in light of the factors you considered in concluding that the collectability of the accounts receivable is reasonably assured. In addition, include in your response why revenue should not be deferred until the customer payments are received. Refer to ASC Topic 605-10-S99.

Item 8. Financial Statements and Supplementary Data

Note 12. Discontinued Operations, page F-17

3. We note on page F-15 that Fujian Qiaoxing was required to develop land for which it had use rights during a three year-period prior to its sale to QiaoXing Telecom and that you have liaised with the Zhangzhou local government bureau for an extension of the land development. In accounting for Fujian Qiaoxing, tell us how you met the criteria for classification as held for sale under ASC 360-10-45-9(d) and (f) and 11. Include in your response whether the sale was subject to the land use right. If so, tell us in detail the factors you considered in concluding that held for sale classification was appropriate. Refer to your basis in the accounting literature.

4. It is unclear to us how you recorded the disposal of Sunplus' 80% interest in its subsidiary Fujian QiaoiXing to Qiaoxing Telecom for a consideration of US$12.2 million. Please provide us journal entries, illustrating how you accounted for the difference between the expected proceeds and the carrying amounts of the net assets, including the related land use rights.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis, page 18

General

5. We note your discussion of the settlement agreement signed on August 31, 2010 by Sunplus and QiaoXing Telecom, as disclosed in Note 7. Concentrations and Credit Risk on page 15, for the failed sale of Fujian Qiaoxing. Please revise your disclosure to discuss the impact of the settlement agreement and related write off on your capital resources and liquidity. Refer to Item 303(a)(1) - (2) of Regulation S-K.

6. We note that you are currently winding down your business in mobile phone design services and production of component parts. Please discuss your timeline and plan for winding down this business (e.g. plans to sell any fixed assets related to these businesses, changes in employees, or plans to handle outstanding liabilities related to this business). Please also indicate that until you are able to acquire another business you will be considered a shell company and be subject to all the restrictions (unavailability of Rule 144) imposed on shell companies.

7. In Note 11. Major non-cash transaction on page 17, you disclose that during the six months ended September 30, 2010 you settled accounts payable of $1,786,000 with plant, property and equipment, and outstanding accounts receivable. Please revise your disclosure to discuss the impact of these asset sales on your ability to pursue other business opportunities and your ability to continue as a going concern. Specifically, discuss how these actions impact your ability to generate future cash flows.

8. On page 10, Note 2. Going Concern you state that management intends to finance operating costs over the next twelve months with existing cash on hand and advances from shareholders. We note on page 23 you disclose that you currently owe your shareholders $4,255,000 in long-term liabilities alone. Please discuss your basis for believing you will be able to receive cash advances from shareholders to pursue new business opportunities. Similarly, please discuss your current cash on hand including how much is available and any contingencies to using it to pursue new business opportunities.

Item 4. Controls and Procedures, page 25

9. We note your statements under your evaluations of disclosure controls and procedures and management's report on internal control over financial reporting that your material weaknesses notwithstanding, management was comfortable that the financial statements were prepared in accordance with GAAP and present fairly you financial position, results of operations and cash flows in conformity with GAAP. Reconcile these statements with your material weakness discussed in your third bullet point highlighting your accounting staff's unfamiliarity with U.S. GAAP and SEC reporting requirements.

Item 6. Exhibits

10. Please provide the settlement agreement between Sunplus and QiaoXing Telecom signed on August 31, 2010 disclosed in Note 7. Concentrations and Credit Risk on page 15, for the failed sale of Fujian Qiaoxing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director